BB 3/24

12013792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 2 0 2012

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/10 (MM/DD/YY) AND ENDING 02/28/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California St, Suite 2000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Jacquin (415) 358-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ribis, Jones + Maresca P. A.
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Pkwy, STE 770 (Address), Columbia (City) MD (State) 21044 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/5

OATH OR AFFIRMATION

I, David M Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Point Advisors LLC, as of February 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of
SAN FRANCISCO
Subscribed and sworn to (or affirmed)
before me on this 12th day of March, 2012, by
DAVID M. JACQUIN,
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.
Signature
(Seal)

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2/28, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

North Point Advisors LLC
580 California St.
Suite 2000
San Francisco CA 94104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 38,510

   B. Less payment made with SIPC-6 filed (exclude interest) (35,417)

   9-4-10 18,880
   4-20-11 16,537
   35,417

   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 3093

   E. Interest computed on late payment (see instruction E) for 278 days at 20% per annum 472

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3565

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3565

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10 day of Jan, 20 12.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 3/1, 2010 and ending 2/28, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 15,538,549

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 134,356

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — -134,356

2d. SIPC Net Operating Revenues — $ 15,404,193

2e. General Assessment @ .0025 — $ 38,510

(to page 1 but not less than $150 minimum)

CASH ONLY IF ALL CheckLock™ SECURITY FEATURES LISTED ON BACK INDICATE NO TAMPERING OR COPYING

NORTH POINT ADVISORS, ..C
580 CALIFORNIA ST. STE 2000
SAN FRANCISCO, CA 94104
PH: (415) 358-3500

CITY NATIONAL BANK
150 California St
San Francisco, Ca 94111
16-1606/1220

7685

1/10/2012

PAY TO THE ORDER OF SiPC $ **3,565.00

Three Thousand Five Hundred Sixty-Five and 00/100** DOLLARS

SIPC
P.O. Box 92185
Washington, DC 20090-2185

MEMO

⑈007685⑈ ⑆122016066⑆ 432⑈691195⑈

© 2011 INTUIT INC. # 872 1-800-433-8810

Intuit® CheckLock™ Secure Check — Details on Back

NORTH POINT ADVISORS 7685

SiPC		1/10/2012	
5000 · Office:5015 · Broker Dealer Costs	SIPC7 Balance for 2/28/2011		3,093.00
5000 · Office:5060 · Interest Expense	Interest		472.00

City National Bank 3,565.00

NORTH POINT ADVISORS 7685

SiPC		1/10/2012	
5000 · Office:5015 · Broker Dealer Costs	SIPC7 Balance for 2/28/2011		3,093.00
5000 · Office:5060 · Interest Expense	Interest		472.00

PAYMENT RECORD

City National Bank 3,565.00

NORTH POINT ADVISORS, LLC

RESTATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FEBRUARY 28, 2011

TABLE OF CONTENTS

RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Auditors' Report

To the Member of
North Point Advisors, LLC
San Francisco, CA

We have audited the accompanying restated statement of financial condition of North Point Advisors, LLC (the "Company") as of February 28, 2011 and the related restated statements of operations and changes in member's equity and cash flows for the year then ended. These restated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these restated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the restated financial condition of North Point Advisors, LLC as of February 28, 2011, and the results of its operations, the changes in its member's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the restated financial statements taken as a whole. The information contained in the restated Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the restated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the restated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic restated financial statements taken as a whole.

Ribis, Jones and Maresca, P.A

Ribis Jones and Maresca P. A.
Columbia MD
March 13, 2012

NORTH POINT ADVISORS, LLC
RESTATED STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	648,107
Accounts receivable		31,472
Client reimbursable expenses and prepaid expenses		154,399
Due from affiliates		1,237,332
Total Current Assets		2,071,310
PROPERTY AND EQUIPMENT		
Automobile		57,826
Accumulated depreciation		(34,695)
Property and equipment, net		23,131
TOTAL ASSETS	$	2,094,441

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	236,055
Note payable		15,826
Total Current Liabilities		251,881
TOTAL LIABILITIES		251,881
MEMBER'S EQUITY		
Member's equity		1,842,560
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,094,441

See independent auditors' report and accompanying notes to the rested financial statements.

NORTH POINT ADVISORS, LLC
RESTATED STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2011

REVENUE	
Advisory fees	$ 15,404,193
Investment income	647
Total Revenue	15,404,840
EXPENSES	
Compensation	3,670,777
Benefits and taxes	265,800
Professional fees	3,785,691
Occupancy	213,355
Office expenses	302,627
Travel, entertainment and business development	972,084
Data and analytics	45,000
Insurance	11,867
Depreciation expense	11,565
Repairs and maintenance	58,400
Contributions	123,555
Interest expense	1,108
Plane expenses	922,868
Other expenses	2,186
Total Expenses	10,386,883
NET INCOME	5,017,957
DISTRIBUTIONS	
Tax distributions to managing member	(1,215,527)
Distributions to managing member for investment in affiliates	(3,850,000)
Total Distributions	(5,065,527)
CHANGES IN MEMBER'S EQUITY	(47,570)
MEMBER'S EQUITY, MARCH 1, 2010	1,890,130
MEMBER'S EQUITY, FEBRUARY 28, 2011	$ 1,842,560

See independent auditors' report and accompanying notes to the restated financial statements.

NORTH POINT ADVISORS, LLC
RESTATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	5,017,957
Adjustments to reconcile change in net income to net cash provided by operating activities:		
Depreciation and amortization expense		11,565
Changes in operating assets and liabilities:		
Increase in accounts receivable		(1,203)
Increase in client reimbursable expenses and prepaid expenses		(33,665)
Increase in due from affiliates		(1,009,046)
Increase in accounts payable and accrued expenses		100,238
Net Cash Provided by Operating Activities		4,085,846
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on note payable		(17,927)
Tax distributions to managing member		(1,215,527)
Distributions to managing member for investment in affiliates		(3,850,000)
Net Cash Used for Financing Activities		(5,083,454)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(997,608)
CASH AND CASH EQUIVALENTS, beginning of year		1,645,715
CASH AND CASH EQUIVALENTS, end of year	$	648,107
SUPPLEMENTAL INFORMATION:		
Interest paid	$	1,108

See independent auditors' report and accompanying notes to the restated financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point, LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, LLC and are not intended to be the combined financial statements of North Point Advisors, LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors, LLC to transfer certain assets to North Point Aviation, LLC and North Point Investment Portfolio, LLC on November 19, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, receivables, property, accounts payable, accrued liabilities, and notes payable, is approximately equal to its fair value at February 28, 2011.

Property and Equipment

Property and equipment are stated at cost. Expenditures that substantially increase an asset's useful life are capitalized. Minor replacements, enhancement, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which is five years for the automobile.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 28, 2011 are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of February 28, 2011.

Income Taxes

The Company is a single member limited liability company and is considered, for United States of America tax purposes, to be a disregarded, pass-through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - continued

The Company recognizes "Accounting for Uncertainty in Income Taxes". "Accounting for Uncertainty in Income Taxes" clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with "Accounting for Income Taxes". "Accounting for Uncertainty in Income Taxes" requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an LLC for income tax purposes, and its earnings pass through to the member, no income tax provision is reflected in the financial statements. The Company believes that the adoption of "Accounting for Uncertainty in Income Taxes" does not have an affect on its results of operations or financial condition.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 28, 2011, North Point Advisors, LLC had net capital of $396,226, which was $380,489 in excess of its required net capital of $15,737. North Point Advisors, LLC's ratio of aggregate indebtedness to net capital as of February 28, 2011 is 0.59 to 1.

NOTE 4 – CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the amended and restated limited liability company agreement of North Point Advisors, LLC. This agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year.

NOTE 5 – NOTE PAYABLE

The Company has a note payable that is secured by an automobile. The note bears an interest rate of 3.9% and monthly payments of $1,464 and is due by February 28, 2012. The balance of the note is $15,826 as of February 28, 2011.

NOTE 6 – OPERATING LEASE AGREEMENT

The Company leases office space under an amended operating lease, which expires May 31, 2014. The future minimum annual year-ending lease payments are as follows:

February 28, 2012	$ 256,516
2013	264,209
2014	272,150
2015	68,538
Total	$ 861,413

Rent expense for the year ended February 28, 2011, including the pro-rata share of expenses, totaled $213,355.

NOTE 7 – RELATED PARTY TRANSACTIONS

An amount of $1,000,000 paid to the sole member, or the Managing Member, as compensation has been included in the statement of operations. Another amount totaling $1,215,527 paid to the sole member, or the Managing Member, has been included as a tax distribution on the statement of operations. During the fiscal year ended February 28, 2011, the Company also made $3,850,000 in distributions to the Managing Member for investments in NPIP.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as plane expenses used to service the Company's clients.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of February 28, 2011, the amount due from NPIP totaled $1,237,332.

NOTE 8 – 401(k) PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age and must have completed one year of service with at least one thousand hours during that year. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 28, 2011.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 13, 2011, the date the restated financial statements were available to be issued. For the originally issued financial statements, subsequent events were evaluated through April 25, 2011.

NOTE 10 – CONCENTRATION OF RISK

For the year ended February 28, 2011, five customers accounted for 68% of revenue.

NOTE 11 – RESTATEMENT OF FINANCIAL STATEMENTS

The Company has discovered that previously issued financial statements omitted all the revenues and expenses from the Company's branch office in Chicago. These errors in accounting for revenue and expenses resulted in differences, in previously issued financial statements for the fiscal year ending February 28, 2011, that were significant enough to require restatement of the company's results for the year then ended.

The required change only impacts the year ended February 28, 2011. The restatement adjustments resulted in an increase to previously reported revenue and professional fees expense of $1,241,667 resulting in a net nil impact to net income for the year ended February 28, 2011. There has been no provision for income tax related to this transaction since the Company is a single member limited liability company and the taxable income or loss is included in the tax return of the sole member the Company. Based upon management's review it has been determined that these errors were inadvertent and unintentional.

SUPPLEMENTARY INFORMATION

RESTATED SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 28, 2011

COMPUTATION OF NET CAPITAL

1	Member's equity from restated statement of financial condition	$ 1,842,560
3	Total ownership equity qualified for net capital	1,842,560
6	Deductions	
	Non-allowable assets	
	Accounts receivable	31,472
	Due from affiliates	1,237,332
	Property and equipment, net	23,131
	Other assets	154,399
6a	Total non-allowable assets	1,446,334
8	Net capital before haircuts on securities	396,226
9e	Less haircuts on other securities	-
10	Net Capital	$ 396,226

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$ 15,737
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	15,737
14	Excess net capital (line 10 less line 13)	380,489
15	Net capital less 10% of line 19	$ 372,620

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Accounts payable and accrued expenses	$ 236,055
19	Aggregate indebtedness	$ 236,055
20	Ratio: Aggregate indebtedness to net capital	59.58%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report as of February 28, 2011 to the audited restated statement of financial position.

See independent auditors' report.

RESTATED SCHEDULE 2

NORTH POINT ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 28, 2011

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

See independent auditors' report.

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED RESTATED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2011

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS	Reference	AUDITED STATEMENT OF FINANCIAL POSITION
	Assets				
1	Cash	$ 648,107	$ -		$ 648,107
3	Receivables from non-customers	31,472	-		31,472
9	Receivable from affiliates	1,200,362	36,970	[a]	1,237,332
10	Property, net	34,696	(11,565)	[b]	23,131
11	Other assets	142,197	12,202	[c]	154,399
12	Total assets	2,056,834	37,607		2,094,441
	Liabilities				
17	Accounts payable and other liabilities	$ 147,078	88,977	[d], [e]	$ 236,055
18b	Notes payable, secured	-	15,826	[e]	15,826
20	Total liabilities	147,078	104,803		251,881
	Ownership Equity				
22	Member's equity	1,909,756	(67,196)		1,842,560
25	Total liabilities and member's equity	$ 2,056,834	$ 37,607		$ 2,094,441

Explanations for audit adjustments:

[a] Increase affiliate receivable by $36,570
[b] Record depreciation expense totaling $11,565
[c] Increase client receivable by $12,202
[d] Record additional accounts payable of $104,803
[e] Reclassify secured note payable by $15,826

See independent auditors' report.

RESTATED SCHEDULE 3
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED RESTATED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2011

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS	Reference	RECONCILED TO RESTATED SCHEDULE 1
	Computation of Net Capital				
1	Member's equity from statement of financial condition	$ 1,909,756	$ (67,196)		$ 1,842,560
3	Total ownership equity qualified for net capital	1,909,756	(67,196)		1,842,560
6	Deductions				
	Non-allowable assets:				
	Accounts receivables	31,472	-		31,472
	Due from affiliates	1,200,362	36,970	[a]	1,237,332
	Property and equipment, net	34,696	(11,565)	[b]	23,131
	Client reimbursable expenses and prepaid expenses	142,197	12,202	[c]	154,399
6a	Total non-allowable assets	1,408,727	37,607		1,446,334
8	Net capital before haircuts on securities	501,029	(104,803)		396,226
9e	Less haircuts on other securities	-	-		-
10	Net Capital	$ 501,029	$ (104,803)		$ 396,226
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 8,750			$ 15,737
12	Minimum dollar net capital requirement	$ 5,000			$ 5,000
13	Net capital requirement (greater of line 11 or 12)	$ 8,750			$ 15,737
14	Excess net capital (net capital, less net capital requirement)	$ 492,279			$ 380,489
15	Net capital less 10% of line 19	$ 487,904			$ 372,620
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	$ 131,252	$ 104,803	[d]	$ 236,055
19	Aggregate indebtedness	$ 131,252	$ 104,803	[d]	$ 236,055
20	Ratio: Aggregate indebtedness to net capital	26.20%			59.58%

See independent auditors' report.

RJM

RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Auditors' on Internal Control Required By SEC Rule 17a-5

To the Member of
North Point Advisors, LLC

In planning and performing our audit of the restated financial statements and supplemental schedules of North Point Advisors, LLC (the "Company") as of and for the year ended February 28, 2011, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the restated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
3. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted one matter involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above. The material weakness is as follows: Subsequent to issuance of the February 28, 2011, audited financial statements, with an Auditors' Opinion date of April 25, 2011, the Company discovered that previously issued financial statements omitted all the revenues and expenses from the Company's branch office in Chicago. Management has since developed reporting policies to provide for accurate financial reporting of revenue and expenses related to branch offices.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rivero, Gordimer and Maresca, P.A.

March 13, 2012

SIPC SUPPLEMENTARY REPORT

RJM

RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended February 28, 2011 filed on January 10, 2012, which were agreed to by North Point Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Point Advisors, LLC's management is responsible for the North Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the restated Form SIPC-7 with respective cash disbursement records entries in the form of cancelled checks paid to the SIPC, noting no differences;

2. Compared the amounts reported on the audited restated Form X-17A-5 for the year ended February 28, 2011, as applicable, with the amounts reported in the restated Form SIPC-7 for fiscal year ended February 28, 2011, noting no differences;

3. Compared any adjustments reported in the restated Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the restated Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. No overpayment was carried forward on the restated SIPC-7 filed on January 10, 2012.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ribis, Jones and Maresca, P.A.

Ribis Jones and Maresca P. A.
Columbia MD
March 13, 2012

"Restated"

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended 2/28, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

North Point Advisors LLC
580 California St.
Suite 2000
San Francisco CA 94104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 38,510

B. Less payment made with SIPC-6 filed (exclude interest) (35,417)

9-4-10 18,880
4-20-11 16,537
35,417

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3093

E. Interest computed on late payment (see instruction E) for 278 days at 20% per annum 472

F. Total assessment balance and interest due (or overpayment carried forward) $ 3565

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3565

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of Jan, 20 12

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 3/1, 2010 and ending 2/28, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,538,549

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 134,356

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -134,356

2d. SIPC Net Operating Revenues $ 15,404,193

2e. General Assessment @ .0025 $ 38,510

(to page 1 but not less than $150 minimum)